SEALSQ Announces Strong Year End Financial Position

Geneva, Switzerland, Dec. 30, 2024 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announced it expects to end the year with a strong balance sheet and a cash position which is projected to be in excess of $85 million by January 3, 2025. The Company’s advancements in post-quantum technology, widely recognized as a key driver of future growth, have positioned SEALSQ as a leader in this transformative sector.

As part of its strategic initiatives, SEALSQ recently raised gross proceeds of $60 million through multiple registered direct offerings. This includes a $10 million registered direct offering announced on December 12, 2024, and an additional $50 million raised through two subsequent registered direct offerings completed in December 2024. As a result, at December 30, 2024, SEALSQ’s total ordinary shares outstanding reached 93.8 million, and its market capitalization surpassed $700 million.

The net proceeds raised via these transactions will be used to accelerate the deployment of its post-quantum semiconductor technology and Application-Specific Integrated Circuit (ASIC) capabilities in the U.S., while also supporting general corporate objectives.

Warrants Cleared and Convertible Facilities Canceled

The first registered direct offering included a requirement that the Company enter into a convertible loan for a value of $10 million on or before January 16, 2025. If the Company failed to do so, the remaining warrants would all reset to an exercise price of $1.30 with an associated increase in the quantity of warrants to retain the net proceeds.

In order to remove the requirement to enter into the convertible loan, and to avoid the associated reduction in the warrant exercise price, the Company has today agreed with the holders of its outstanding warrants to a one-off reduction in exercise price of all outstanding warrants to $1.65 on the condition that all outstanding warrants are exercised by January 3, 2025 (subject to a potential reduction of the strike price of $1.30 for some of the warrants, in the event certain regulatory filings are not completed by the Company on or prior to January 3, 2025).

Once this has been completed, SEALSQ will have successfully fulfilled its outstanding warrant obligations and will no longer be required to enter into the convertible loan facility noted above. These financial measures are expected to solidify the Company’s balance sheet and support its long-term growth strategy.

Optimized Financial Structure

Legacy financing tools, utilized during the Company’s growth phase, have been phased out, reflecting SEALSQ’s strengthened financial position. The Company also received formal written confirmation from The Nasdaq Stock Market, LLC (“Nasdaq”) confirming that it regained compliance with Nasdaq’s minimum bid price requirement, as announced on December 26, 2024.

The regaining of compliance with Nasdaq’s minimum bid price requirement is the result of the Company’s closing bid price of the Ordinary Shares being at least $1.00 for at least 10 consecutive business days prior to January 28, 2025 deadline, as described in the initial notice from Nasdaq received by the Company on August 1, 2024.

The Company reaffirms its statement from December 19, 2024 that, given the terms of the financings completed in December, it does not currently expect to enter into any further registered direct offering of ordinary shares for at least 60 days following the December 19, 2024 announcement as a result of the financings raised.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About SEALSQ

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the investors’ exercise of the warrants; SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to successfully launch post-quantum semiconductor technology; SEALSQ’s ability to capture a share of the quantum semiconductor market; the growth of the quantum computing market; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Press and Investor Contacts

SEALSQ Corp

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@sealsq.com

SEALSQ Investor Relations (US)

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611 / lcati@equityny.com

Katie Murphy

Tel: +212 836-9612 / kmurphy@equityny.com